Exhibit 99(1)
March 17, 2010
Mr. Andrew B. Schmitt
Chief Executive Officer
Layne Christensen
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205
Re:	Evaluation Summary Layne Energy, Inc. Interests Cherokee Basin Proved Reserves As of February 1, 2010
Dear Mr. Schmitt:
     As requested, we are submitting our estimates of proved reserves and our forecast of the resulting economics attributable to the captioned interests in various properties located in the Cherokee Basin of Kansas. It is our understanding that the proved reserves estimated in this report constitute 100 percent of proved reserves owned by Layne Energy, Inc.
     Composite reserve estimates and economic forecasts for the proved reserves are presented in the attached tables and summarized as follows:

	Proved	Proved
	Developed	Developed	Proved	Total
	Producing	Non-Producing	Undeveloped	Proved
	Reserves	Reserves	Reserves	Reserves
Net Gas Reserves- MMcf	16,543.8	0.0	0.0	16,543.8
Net Gas Revenue — M$	57,600.3	0.0	0.0	57,600.3
Net Severance Taxes — M$	1,382.4	0.0	0.0	1,382.4
Net Operating Expenses — M$	23,852.5	0.0	0.0	23,852.5
Net Gathering Expenses — M$	5,983.6	0.0	0.0	5,983.6
Net Investments — M$	0.0	0.0	0.0	0.0
Future Net Cash Flow — M$	26,381.9	0.0	0.0	26,381.9
Discounted @ 10% — M$	22,375.3	0.0	0.0	22,375.3
     The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Evaluation Summary
March 17, 2010

     The detailed forecasts of reserves and economics are presented on the attached tables. Table I-PDP is a summary of the proved developed producing reserves. PDP summary tables are also included by area under tabs for each of the three main producing areas: Cherryvale, Drum Creek and Sycamore. Table II’s are summaries of ultimate recovery, gross and net reserves, ownership, revenue, expenses, net income and discounted cash flows for the individual wells in each area. The entries in these tables are sorted by well name. Page 1 of the Appendix explains the type of data in these tables.
     As requested, a gas price of 3.305 per MMBtu was applied as of February 1, 2010 without escalation. The gas price was corrected for a heating value of 0.981 MMBtu per Mcf. Various hedges result in adjustments to the above pricing of +$5.33 per MMBtu through March 2010.
     As directed, gross lease operating expenses of $761 per month were applied for all properties. Net gathering fees were forecast as $0.30 per Mcf. These fees are shown in the “Other Deductions” column in the attached tables. Gas shrinkage was forecast as a deduction of 8.95% of the net gas volumes. Severance taxes were forecast as 2.4% of net revenue. Ad valorem taxes are included in the above operating expenses. Operating expenses and capital costs were not escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to the criteria of the Securities and Exchange Commission. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site inspection of these properties has not been made nor have wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.
     The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amount.
     The reserve estimates were based on interpretations of factual data furnished by Layne Energy. To some extent information from public records has been used to check and/or supplement these data. Ownership interests and payout balances were supplied by Layne Energy and were accepted as furnished. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Evaluation Summary
March 17, 2010

     This report was prepared for the exclusive use of Layne Energy. Third parties should not rely on it without written consent of the above and Cawley, Gillespie & Associates, Inc. Our workpapers and related data are available for inspection and review by authorized parties.
Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.